Filed by Premier Community Bankshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company:  Premier Community Bankshares, Inc.

Commission File No.:  000-18868

FOR IMMEDIATE RELEASE

PREMIER COMMUNITY BANKSHARES, INC. TO ACQUIRE
ALBEMARLE FIRST BANK

WINCHESTER, VA and CHARLOTTESVILLE, VA – January 13, 2006 – Premier Community Bankshares, Inc. (Nasdaq Capital Market: “PREM”) and Albemarle First Bank (Nasdaq Capital Market: “AFBK”) announced today that they have entered into a definitive agreement providing for the merger of the two companies.

Under the terms of the transaction, Albemarle First will merge into Rockingham Heritage Bank, a wholly owned subsidiary of Premier, and continue operations as Albemarle First Bank, a separate division of Rockingham Heritage. The merger will result in an institution with combined assets of over $800 million and a network of 22 full-service banking locations in Virginia and West Virginia.

Donald L. Unger, Premier’s President and Chief Executive Officer, stated “The Charlottesville market has been a strategic priority for Premier Community Bankshares and, with Albemarle First Bank, we have found an excellent partner. Over the next five years, growth in the greater Charlottesville area is expected to exceed that of Virginia and be commensurate with the high growth in our current market areas.”  John K. Stephens, President and Chief Executive Officer of Rockingham Heritage Bank, added, “We believe that, by combining Rockingham Heritage’s retail banking model with Albemarle First’s market knowledge and lending expertise, Albemarle First Bank can become the premier community bank in the Charlottesville area, and that is our goal.”

Thomas M. Boyd, Jr., Albemarle First Bank’s President and Chief Executive Officer stated, “We are delighted to partner with Premier, an outstanding bank holding company with an excellent track record of enhancing shareholder value. By joining with Premier, Albemarle First Bank will be able to offer a greater array of products and services to our loyal customer base. We will also have greater access to capital to support our growth plans in the greater Charlottesville area as well as the expanding credit needs of our customers.”

Under the terms of the merger agreement, Premier will issue to the shareholders of Albemarle First, for each share of Albemarle First common stock that they own, a number of shares of Premier common stock with an aggregate market value equal to $15.80 per share or $15.80 in cash, subject to the limitation that no less than 35% and no more than 50% of the total consideration will be in the form of cash. Shareholders of Albemarle First may elect to receive Premier common stock, cash, or a combination of common stock and cash for their shares of Albemarle First common stock, subject to pro ration in the event that the aggregate cash elections are less than the 35% minimum or exceed the 50% maximum.

The actual number of shares of Premier common stock to be issued in the transaction for each share of Albemarle First common stock will be determined based upon the average closing prices of Premier common stock over a period of time preceding the closing of the transaction and, subject to certain exceptions described in the definitive agreement, will not exceed 0.8681, or be less than 0.6529, shares of Premier common stock for each share of Albemarle First common stock.

The merger is expected to close in the second quarter of 2006. The transaction has been approved by the boards of directors of both companies and is subject to the approval of Albemarle First’s shareholders and customary regulatory approvals.

The transaction has been valued at approximately $29 million. The transaction value reflects the assumption by Premier of all outstanding Albemarle First stock options and the exercise or cancellation prior to the closing of the transaction of all warrants to acquire Albemarle First common stock that are currently outstanding. The transaction is expected to be accretive to Premier’s cash earnings per share in the first full year of combined operations, exclusive of non-recurring restructuring costs, and accretive to both cash and reported earnings per share in 2007. Premier expects to achieve annualized pre-tax cost savings and revenue enhancements of approximately $1.7 million, which are expected to be fully phased-in over the one-year period following closing.

Three members of Albemarle First’s board of directors will join the Rockingham Heritage board, including Mr. Boyd. Mr. Boyd will also join the board of Premier, and a separate advisory board of Albemarle First will be established for the greater Charlottesville market.

Davenport & Company LLC served as financial advisor and Williams Mullen served as legal advisor to Premier. Anderson & Strudwick, Inc. served as financial advisor and Troutman Sanders LLP served as legal advisor to Albemarle First.

Premier is the holding company for the Marathon Bank and Rockingham Heritage in Virginia and Premier Bank in West Virginia and has total assets of $665 million as of September 30, 2005. The three subsidiary banks have 19 branch offices serving the Shenandoah Valley region of Virginia and the eastern panhandle of West Virginia. Albemarle First has three branches in the Charlottesville, Virginia area and has total assets of $120 million as of September 30, 2005.

Information about Premier and Albemarle First

Premier will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Premier’s common stock to be issued to the shareholders of Albemarle First in connection with the proposed transaction. The registration statement will include a proxy statement/prospectus that will be sent to the shareholders of Albemarle First seeking their approval of the proposed merger. The proxy statement/prospectus will contain important information about Premier, Albemarle First and the merger and about the persons soliciting proxies from Albemarle First’s shareholders in the merger, including the officers and directors of Albemarle First, and their interests in the merger, such as their stock ownership in Albemarle First. Additional information about Albemarle First’s directors and executive officers is included in Albemarle First’s Annual Report on Form 10-KSB for the year ended December 31, 2004, as amended, which was filed with the Board of Governors of the Federal Reserve System and is available on Albemarle First’s website at www.albemarlefirstbank.com and at the Albemarle First address provided below.

Premier and Albemarle First urge the shareholders of Albemarle First and other investors to read the registration statement on Form S-4 and the proxy statement/prospectus included in the registration statement on Form S-4, and any other relevant documents to be filed with the SEC in connection with the proposed transaction, because they will contain important information about Premier, Albemarle First and the proposed transaction.

Shareholders and investors may obtain free copies of the proxy statement/prospectus and other documents related to the merger, once they are filed with the SEC, through the SEC’s web site at www.sec.gov. Free copies of the proxy statement/prospectus and other relevant documents also may be obtained by directing a request by telephone or mail to the following:

Premier Community Bankshares, Inc. 4095 Valley Pike Winchester, Virginia 22602 Attention: Frederick A. Board, CFO Telephone Number: (540) 869-6600	Albemarle First Bank P.O. Box 7704 Charlottesville, Virginia 22906 Attention: Thomas M. Boyd, Jr. Telephone Number (434) 973-1664

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended. The statements relate to, among other things, the anticipated closing date of the transaction, the expected pro forma effect of the transaction on the earnings per share of Premier, and plans and objectives of Premier’s management for future operations of the combined organization following consummation of the transaction. These forward-looking statements are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the results expressed in these forward-looking statements. Factors that might cause such a difference include: the ability of the companies to obtain the required shareholder or regulatory approvals for the transaction; the ability of the companies to consummate the transaction; the ability to successfully integrate the companies following the transaction; a material adverse change in the financial condition, results of operations or prospects of either company; the ability to fully realize the expected cost savings and revenues or the ability to realize them on a timely basis; the risk of borrower, depositor and other customer attrition after the transaction is completed; a change in general business and economic conditions; changes in the interest rate environment, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies or guidelines; changes in legislation and regulation; other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies’ operations, pricing, and services; and other risk factors referred to from time to time in filings made by Premier with the Securities and Exchange Commission and Albemarle First with the Board of Governors of the Federal Reserve System. Premier and Albemarle First undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.